Exhibit 99.1

PRESS RELEASE

Affimed Announces Annual General Meeting of Shareholders

Heidelberg, Germany, May 22, 2023 – Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced today that its 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) will be held on June 21, 2023 at 2:00 p.m. CET at the NH Collection Amsterdam Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD Amsterdam, the Netherlands.

The notice and agenda of the Annual Meeting are available on Affimed’s website at https://www.affimed.com/investors/corporate-governance/ under “Annual General Meeting”, as well as the SEC’s website at www.sec.gov.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to give patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs.

The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Affimed Investor Contact:

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102